SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                              For the month of , 20

                              PetroKazakhstan Inc.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               140-4th Avenue S.W., Calgary, AB, Canada, T2P 3N3
               -------------------------------------------------
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

      Form20-F [ ] Form40-F [X]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes [ ] No [X]

      If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2004
      PetroKazakhstan Inc.

By: /s/ Ihor Wasylkiw
---------------------------------
Ihor Wasylkiw
Vice President Investor Relations

      Attention Business Editors:
      PetroKazakhstan Inc. - Energy Conference Webcast

      CALGARY, March 5 /CNW/ - PetroKazakhstan Inc. ("PetroKazakhstan" or the "Company") will be participating in the CIBC World Markets Annual Global Energy Conference in New York City on Tuesday, March 9, 2004 and will also be meeting with investors in New York City, Boston, Toronto and Montreal from March 8th to 12th, inclusive.

      Mr. Nicholas H. Gay, Senior Vice President Finance and CFO of PetroKazakhstan, will be the Company presenter.

      The Company invites you to either review a copy of the presentation which will be made, or alternatively, listen to a live webcast of the presentation which will begin at 9:25 a.m. Eastern time (7:25 a.m. Mountain time) on Tuesday, March 9th. Please visit the Company's website at www.petrokazakhstan.com and from the home page either click on "Presentations" to download a copy of the presentation or click on "Webcast" to listen to the live webcast. The webcast will be archived for 30 days.

      PetroKazakhstan is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

      PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ.

      The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

      %SEDAR: 00000935E
      -0-                           03/05/2004
      /For further information: Ihor P. Wasylkiw, Vice President, Investor Relations, (403) 221-8658, (403) 383-2234 (cell); Jeffrey D. Auld, Manager,
Investor Relations - Europe, + 44 (1753) 410-020, + 44 79-00-891-538 (cell)/
      (PKZ. PKZ)

CO:  PetroKazakhstan Inc.
ST:  Alberta
IN:  OIL
SU:  CCA

    -30-